

December 22, 2014

David B. Wyshner
Chief Financial Officer
Avis Budget Group, Inc.
6 Sylvan Way
Parsippany, New Jersey 07054

      Re: Avis Budget Group, Inc.
              Form 10-K for the Year Ended December 31, 2013
              Filed February 21, 2014
              File No. 001-10308

Dear Mr. Wyshner:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Melissa Raminpour

                      Melissa Raminpour
                      Branch Chief